DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04005837

January 7, 2004

Stuart S. Moskowitz
Senior Counsel
Office of the Vice President
Assistant General Counsel
International Business Machines Corporation
New Orchard Road
Armonk, NY 10504

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1-7-2004

Re: International Business Machines Corporation
Incoming letter dated December 1, 2003

Dear Mr. Moskowitz:

This is in your response to your letter of December 1, 2003 concerning a shareholder proposal submitted to IBM by Patrick F. Napolitano. Noting that the proposal appears to be similar to the same proponent's proposal in International Business Machines Corporation, December 29, 1994, we believe that the forward-looking relief that we provided in that earlier response is sufficient to address his recent proposal. Accordingly, we believe that a specific no-action response is unnecessary.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
JAN 28 2004
THOMSON
FINANCIAL

Sincerely,

Martin P. Dunn
Deputy Director

cc: Mr. Patrick F. Napolitano
622 S.E. Degan Drive
Port St. Lucie, FL 34983

51143

Office of the Vice President, Assistant General Counsel

New Orchard Road
Armonk, NY 10504

December 1, 2003

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W., Judiciary Plaza
Washington, D.C. 20549

Subject: IBM 2004 Shareholder Proposal of ***Patrick F. Napolitano***

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I am enclosing six (6) copies of a submission dated October 26, 2003 (the "Proposal") from Mr. Patrick F. Napolitano (hereinafter the "Proponent"), a former employee of International Business Machines Corporation (the "Company" or "IBM") (See **Exhibit A**). IBM believes the Proposal, described by the Proponent again this year as another "***PRO PATRIA AMERICA***" Proposal, may be properly omitted from the proxy materials for IBM's 2004 annual meeting of shareholders (the "2004 Annual Meeting") on the grounds discussed below.

To the extent that the reasons for omission stated in this letter are based on matters of law, these reasons are the opinion of the undersigned as an attorney licensed and admitted to practice in the State of New York.

I. THE COMPANY AGAIN REQUESTS CABOT[1] RELIEF WITH RESPECT TO THE INSTANT PROPOSAL, AS IT ASKS FOR THE SAME RELIEF AS THE PROPOSAL PREVIOUSLY SUBMITTED BY THE PROPONENT FOR WHICH CABOT RELIEF WAS EXPLICITLY PROVIDED FOR IN CONNECTION WITH PROPONENT'S 1994 SUBMISSION, AND WHICH RELIEF WAS SUBSEQUENTLY GRANTED TO THE

[1] Cabot Corporation (November 4,1994). IBM was first afforded the ability to receive Cabot treatment for future proposals from this Proponent in the staff's letter to the Company in connection with the 1995 proxy statement. See IBM (December 29, 1994). Further, utilizing the 1994 letter, the staff later provided Cabot relief in connection with the Proponent's 1997, 2000, 2001 and 2002 submissions to IBM. See IBM (January 6, 1998); IBM (January 10, 2001); IBM (December 20, 2001) and IBM (January 15, 2003; reconsideration denied, April 8, 2003). The Company again requests Cabot relief under the terms of the December 29, 1994 letter to the Company, a copy of which is attached hereto as Exhibit B.

COMPANY BY THE STAFF IN CONNECTION WITH THE PROPONENT'S 1997, 2000, 2001 AND 2002 SUBMISSIONS.

In 1994, in connection with the Proponent's submission for consideration in connection with our 1995 proxy statement, the staff concurred in the Company's request to omit the entire submission under former Rule 14a-8(c)(4) as relating to the Proponent's long-standing personal grievance against the Company. See International Business Machines Corporation (December 29, 1994). More importantly, however, following a careful review of the Proponent's history in this arena, which was evidenced by his long-standing and repeated abuse of the shareholder proposal process with IBM going as far back as 1979,[2] the Commission ***also*** granted the Company's specific request for **future** relief as it would apply to similar submissions from this particular stockholder. Such relief, known colloquially as Cabot-type relief, provided specifically that:

> **This response shall also apply to any future submissions to the Company of a same or similar proposal by the same proponent. The Company's statement under rule 14a-8(d) shall be deemed by the staff to satisfy the Company's future obligations under 14a-8(d) with respect to the same or similar proposals submitted by the same proponent.**

International Business Machines Corporation (December 29, 1994). A copy of the 1994 Proposal, together with the Commission's 1994 no-action letter to the Company relating thereto are both set forth in **Exhibit B hereto.**

In 1997, when the Proponent again lodged a similar proposal in connection with our 1998 proxy statement, the Company submitted another no-action letter request to exclude the submission. Following a review of the Proposal, the staff specifically informed the Company that the proposal could be omitted, inasmuch as it fell within the "forward looking" provisions of the staff's 1994 letter to IBM. In particular, the staff wrote:

> **Noting that the proposal appears to be similar to the same proponent's proposal in International Business Machines Corp., December 29, 1994, we believe that the forward-looking relief that we provided in that earlier response is sufficient to address his recent proposal. Accordingly we believe that a specific no-action response is unnecessary.**

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[2] The Staff's no-action letter files for this Proponent should include the following letters to the Company. Numerous other letters were submitted by Mr. Napolitano both to the staff as well as the Company related to his personal issues with the Company. International Business Machines Corporation (January 12, 1979); International Business Machines Corporation (February 5, 1980); International Business Machines Corporation (February 26, 1987); International Business Machines Corporation (November 30, 1987); International Business Machines Corporation (January 25, 1988); International Business Machines Corporation (February 12, 1990); International Business Machines Corporation (January 14, 1991); International Business Machines Corporation (February 13, 1992); International Business Machines Corporation (December 15, 1992); International Business Machines Corporation (December 14, 1993); International Business Machines Corporation (December 29, 1994); International Business Machines Corporation (January 6, 1998); International Business Machines Corporation (January 10, 2001); International Business Machines Corporation (December 20, 2001) and International Business Machines Corporation (January 15, 2003).

See staff letter to IBM (January 6, 1998) (also attached as Exhibit C to IBM's no-action request letter dated November 19, 2001).

In 2000, the Proponent resurfaced with another stockholder proposal. By letter December 6, 2000, the Company again requested Cabot relief. The staff granted such relief by letter dated January 10, 2001, providing IBM with the same response as 1998. See staff letter to IBM (January 10, 2001) (attached as Exhibit D to IBM's no-action request letter dated November 19, 2001).

In 2001, after the Proponent filed another proposal, the staff again granted Cabot relief for the 2002 proxy statement. See International Business Machines Corporation (December 20, 2001).

Last year, after the Proponent came in again with yet another proposal, the staff again granted Cabot relief to IBM. See International Business Machines Corporation (January 15, 2003) (**See Exhibit C**). The Proponent, unbeknownst to IBM, appealed the staff's decision, and by letter dated April 8, 2003, the staff properly denied the Proponent's request for reconsideration, copying IBM on the staff's response (**See Exhibit C**).

The Proponent has again resurfaced, and has now filed another stockholder proposal for the 2004 proxy statement **(See Exhibit A).** He again seeks relief similar to what he sought in his 1994 proposal. As a result, we must again request Cabot relief for the 2004 proxy statement. The instant Proposal, entitled: " IA PRO PATRIA AMERICA PETITIONS FOR CORPORATE - FIDUCIARY DUTY-GOVERNANCE, " although garbled and replete with personal invective, seeks for the Board to act

"BY IMMEDIATELY EFFECTUATING THE SEPARATION - INDIVIDUALIZATION -- OF THE CHIEF EXECUTIVE OFFICERS' POSITION FROM THAT OF THE CHAIRMEN OF THE BOARD...." (sic). **(See Exhibit A)**

As noted above, the current Proposal seeks relief identical to one of the actions the Proponent would have had the Company take in the Proponent's 1994 Pro Patria America! Proposal on Corporate Governance. In this connection, the Proponent's 1994 Proposal sought, among other things, for the Company to "**INDIVIDUALIZE CEO-CHAIR POSITIONS**." A copy of the complete text of the Proponent's 1994 Proposal is attached in **Exhibit B** for the convenience of the staff.

The Proponent's tune has not changed over the years. He seeks the same relief through his stockholder proposals, and, even more notably, the Proponent calls this fact out himself. As an integral part of the Proponent's continuing attack on the Company -- first, for firing him, and then, for not reinstating him to active employment -- the Proponent this year writes -- both in the supporting statement to the current Proposal as well as in his cover letter to the Proposal -- that the instant Proposal seeks the same relief as he had earlier sought in his 1994 and

1997 stockholder proposals to the Company. In this connection, the Proponent states in the last sentence of his supporting statement to the Proposal:

"**JUST THINK WHAT MIGHT HAVE BEEN HAD THE S.E.C. APPROVED THE 1994 OR 1997 IA PRO PATRIA AMERICA PETITIONS FOR THE SEPARATION OF CEO AND CHAIR POSITIONS**. PERHAPS NO BUBBLE, REDUCED CRIMINAL FRAUD." (sic)

(See Exhibit A) (emphasis added)

Were this not enough, the Proponent's cover letter to the instant Proposal also advances the same thought -- that he himself had recommended this action some time ago, and that we have not implemented it. On line 6 of the letter accompanying the Proposal, the Proponent writes:

"IRREFUTABLE, THE DIRE NEED -- REQUIREMENT IN OUR NATION'S VITAL INTERESTS -- FOR **THE SEPARATION OF THE CEO POSITION FROM THAT OF THE CHAIRMAN'S POSITION** -- TO ENSURE AN INDEPENDENT, FULLY COMMITTED TO -- AND ACCESSIBLE BY -- THE SHAREHOLDERS - EFFECTIVE BOARD CHAIRMAN AND DIRECTORS, **WAS CLEARLY EVIDENT, *AB INITIO*, AND RECOMMENDED IN PROPONENT- RELATOR'S IA PETITIONS PRO PATRIA PETITIONS TO IBM, et al., AS EXEMPLIFIED IN THE REFERENCED 1994 AND 1997 1A PETITIONS**...." (sic)

(**See cover letter to Exhibit A**)(emphasis added)

From the above, we can clearly see that the Proponent, ***sua sponte***, has called out that he is again seeking the same relief as he did in 1994 and 1997 (i.e., separation of the Chairman from the CEO). In addition to the fact that his own two references this year to his earlier proposals from 1994 and 1997 simplifies the Cabot[3] analysis, it is clear the Proponent hasn't evened the score, and is using this tool simply to harass IBM.

It is unfortunate that the instant Proponent continues to blame IBM for his own miscues; like a broken record, he still seeks retribution for actions that occurred almost ***two generations*** ago, by persons who for the most part, are either retired, dead, or otherwise long gone from IBM. Not only is the present submission impermissible under Rule 14a-8(i)(4), see Argument II, *infra*, the

[3]The Company's 1997 and 2000 submissions, to which the Staff applied the forward-looking relief under Cabot, describes the similarities between the 1997 and 1994 submissions by the instant Proponent. The Company's 2000 submission showed similar comparisons between the 2000 submission, the 1997 submission and the 1994 submission, and the Company's 2001 submission showed similarities to prior submissions. (See IBM's request for no-action relief dated November 19, 2001, at pp. 1-6). Reference is also hereby made to pages 2-8 of the Company's November 30, 1997 letter and pages 4-8 of the Company's December 6, 2000 letter to the Staff on the details relating to this matter. The Proponent's 1997 nine page submission to the Company is attached as Exhibit G to IBM's no-action request letter dated November 19, 2001.

Proposal is also clearly subject to exclusion under the Cabot rationale. Hence, consistent with the position of the staff to the Company in connection with the Proponent's 1994, 1997, 2000, 2001 and 2002 submissions, under which the staff afforded "forward-looking" relief under Cabot, the Company again requests such relief for the instant Proposal. See Unocal Corporation (March 30, 2000)(recent grant of Cabot-type relief). The Proponent continues to dwell on the same themes as he did in his 1994, 1997, 2000 and 2001 and 2002 submissions -- (the allegedly wrongful, illegal and/or immoral acts of the Company) -- to which the staff initially offered (in 1994), and has **four** times since provided Cabot relief. The Company is now hereby again providing this statement to the staff and the Proponent, in a manner consistent with the directive of the staff and current Rule 14a-8(j), in order to satisfy the Company's obligations with respect to the exclusion of the instant Proposal. The Company now respectfully requests the concurrence of the staff that Cabot treatment--i.e., the "forward-looking relief" that the staff provided to IBM earlier--will again apply to exclude the instant Proposal from our proxy statement.

II. THE PROPOSAL MAY ALSO BE OMITTED UNDER RULE 14a-8(i)(4) AS A PERSONAL GRIEVANCE DESIGNED TO RESULT IN A BENEFIT TO THE PROPONENT WHICH IS NOT SHARED WITH OTHER IBM SHAREHOLDERS AT LARGE.

The Company firmly believes that Cabot relief, as formally requested in Argument I, is again proper. In addition, however, Rule 14a-8(i)(4) clearly permits omission of a proposal that relates to the redress of a personal claim or grievance against the company, or if it is designed to result in a benefit to the proponent or to further a personal interest, which benefit or interest is not shared with other shareholders at large. This is precisely such a situation.

The Proponent's instant submission is at least the Proponent's fourteenth **(14th)** formal stockholder "PRO PATRIA AMERICA" (sic) proposal submitted to the Company, and the latest of ***dozens*** of other correspondences sent to the Company, its Board members, and others over the years, all emanating out of his termination of employment from IBM in 1970. The instant Proposal is no more than another twisted manifestation of his long-standing personal vendetta against the Company for terminating his employment from the Company **thirty-three (33)** years ago.

As noted above, the last time the Proponent submitted documentation requiring the Commission's attention under Rule 14a-8 in 2002, we noted to the Commission that the Proponent's submission consisted of a variety of allegations lambasting the Company and its management. *We will not repeat all of these allegations*. Reference, however, is made to the Company's no-action letter requests (including attachments) resulting in the staff's position with respect to this Proponent's submissions: International Business Machines Corporation (December 29, 1994); International Business Machines Corporation (January 6, 1998); International Business Machines Corporation (January 10, 2001); International Business Machines Corporation (December 20, 2001) and International Business Machines Corporation (January 15, 2003, reconsideration denied, April 8, 2003).

In addition, by way of further background, the Company's 1994 letter to the Commission, International Business Machines Corporation (December 29, 1994), seeking no-action relief under former Rule 14a-8(c)(4), also provided a great amount of detail on the history this particular Proponent has had with the Company over the years; of the Proponent's deep-seated animosity toward the Company and its officers and directors following his termination in 1970; for the Company's refusal to reinstate him to active IBM employment; of the Proponent's subsequent abuse of the shareholder proposal process as a means for getting even with the Company, and for the Proponent's attempt to vent publicly his personal grievances in other correspondence. Nothing has changed.

Moreover, there have been --and continue to be -- other correspondences, some of which the Proponent has sent directly to the SEC without copying the undersigned. Other than to reference the Company's earlier letters for the convenience of the staff, the Company will *not* repeat all of their details. However, it is clearly evident that the Proponent's animosity toward the Company has not abated, as evidenced by his ongoing and continuous correspondence to the SEC, the Company, and others, containing a variety of false and misleading statements, as well as the now annual proposals as a stockholder, seeking retribution against the Company for these same allegedly wrongful activities.

This year's Proposal is merely another attempt to punish IBM for his being fired from IBM 33 years ago. As described, *infra*, the Proponent continues to re-raise these same matters over and over with the Company. Further comparisons of the proposals, as well as other interim correspondence, reveal that we continue to see the Proponent's showing his scorn for the Company for its unwillingness to adhere to the Proponent's personal demands. The Proponent continues to point to current and historical events, and he attempts to assert that the Company has not acted in a forthright manner with him. Further, as can be seen from his earlier correspondence in connection with the 1994, 1997, 2000, 2001 and 2002 letters, the Proponent's continues to rehash his *own* claim that IBM did not treat *him* in a forthright manner; first he believes IBM should not have terminated his employment, and second, that IBM management should have adhered to various basic beliefs of the Company, and reinstated him to employment. The Proponent has manifested this theme in different ways. For example, in the 1997 proposal, he wrote: ***"Board & Officers' failures--dereliction of duties, being utter conflict of interests, flagrant discrimination, violations of policies, rules, regulations, guidelines, prescriptive 'beliefs', contracts--virtual booty before duty"***. (sic)

(See Exhibit G to IBM's no-action request letter dated November 19, 2001, page 3 of 9)

Similarly, the Proponent's 2000 submission stated:

"IBM persists in betraying IBM's alleged (false pretenses?) 'Beliefs'--Legally binding prescriptive contracts to profit wrongful IBM at the expense of IBM's employees and IBM's integrity, chronicling a pattern of culpable IBM misprision as manifested in the Chair's unethical practiced penchant for stifling free speech in pursuit of constitutional rights of employees to due process for redress of grievances...."

(See Exhibit F to IBM's no-action request letter dated November 19, 2001)

Last year, the Proponent's submission provided, in part, that:

IRREFUTABLE, IBM AWRY, ENTRENCHED IN THE REFUGE OF HYPOCRITICAL SUBTERFUGE, SURREPTITIOUSLY - ABUSING AGENCY RULES AND REGULATIONS TO VITIATE U.S. CONSTITUTION--EVADES CRUX OF LAWFULLY MANDATED PRO PATRIA AMERICA! PETITIONS, AIDED AND ABETTED BY AGENCY - PETITIO PRINCIPII -- FALLACIOUSLY ASSUMING IBM PREMISE FOR REJECTION WHICH IBM FAILS TO PROVE; AGENCY "BEGS THE QUESTION," WRONGFULLY RULES - NON SEQUITOR - REJECTS PROPOSALS.

(See Exhibit A to IBM's no-action letter request dated December 16, 2002).

This year's Proposal, filed in October 2003, is also no different. As the Proponent writes within the supporting statement to the current Proposal:

EXTREMELY ARBITRARY (TYRANNICAL CULPABLE IBM - FED AIDED & ABETTED, RELENTLESSLY WRONGFULLY EXCORIATES - CRUCIFIES - SUPPRESSES (CONSPIRED MISPRISION, DELIBERATE DERELICTION OF DUTY, DESTRUCTION OF JUSTICE AND THE BILL OF RIGHTS, etc) PRO PATRIA AMERICA!S PROPONENT RELATOR'S IA PETITIONS FOR BEING THE PROPONENT'S PERSONAL GRIEVANCES "CRUSADE FOR AMERICA AGAINST ARBITRARY IBM's HISTORIC, CULTURAL IMPERATIVE CRIMINAL FRAUD, INEXPIABLE IBM CRIMES PERPETRATED, PERPETUATED UNAVENGED AGAINST HUMANITY AND AMERICA!..."

(See Exhibit A)

To better understand what is going on here, additional information about the Proponent's own IBM history can be gleaned from various *other* correspondence the Proponent has written. To this end, as recently as ***September 2, 2003***, the Proponent wrote to our Chairman and CEO, Samuel J. Palmisano, complaining about his own IBM employment history (which ended in 1970), including how the Proponent believed he was wronged by IBM. **(See Exhibit D)** In appealing to Mr. Palmisano to right IBM's wrongs and reinstate him (after 33 years), the Proponent wrote:

IBM's "CONSPIRED TYRANNY PERMANENTLY TRAUMATIZED ME ON THE MISCREANT IBM MALMANAGEMENT'S DEATH TRAP THEY DELIBERATELY INSTALLED ON THE U.S.A.F. B-52 BOMBER AIRCRAFT SYSTEM ENVIRONMENTAL TEST FACILITY.....IBM CRIMINALLY SCARRED, SCARED AND SCREWED US FOR DEATH, TO COVER MISCREANT MANAGEMENT'S MISERABLE BUTTS, TERRORIZED US IN EXTREMIS - DENIGRATED US TO IBM WATSON'S VIRULENT VILE "MEASURED MILE" IBM MOBIA'S KISS OF DEATH ROW TO FORCE RESIGNATION OR ENDURE IBM CONSPIRED TERMINATION. IBM ASSAULTED INTIMIDATED, DENIGRATED US, THEN WITHOUT CAUSE AND DEFORCED OF RECOURSE, UNLAWFULLY, WRONGFULLY FIRED US, DISGRACED, SLANDERED, LIBELED US RELENTLESSLY. AUTOCRATIC WASTES, CRONY C.O.L.A.G.-- DIRECTORS VIRULENTLY PERPETRATE AND PERPETUATE UNLAWFUL DIABOLICALLY CONSPIRED INEXPIABLE CRIMES, INFERNAL ATROCITIES AGAINST ME AND MY FAMILY, VIA FACTA, IBM's EVIL UNLAWFUL, ULTRA VIRES

RETALIATION FOR OUR DUTIFUL PERSEVERANCE IN OUR BONA FIDE PRO PATRIA IMPERATIVE DUTIES TO LAWS GOD AND COUNTRY..."

"....I PUT AMERICA'S INTERESTS AND IBM's INTEREST ABOVE MY FAMILY'S VITAL INTERESTS MUCH TO MY UTTER CHAGRIN -- A MONUMENTAL MISTAKE, FOR IN THE COURSE OF EVENTS IT BECAME VERY CLEAR THAT IBM CORP WATSONS C.O.L.A.-G, et al , ARE THE VERY WORST OF THE WORLDS WORST TYRANTS, AND THE SOURCE OF IBM's EVIL OMNIPOTENT POWER$... "

...EVIL WATSON's IBM BETRAYED US, DESTROYED OUR LIVES, OUR RIGHTS TO FREEDOM FROM TYRANNY... (sic)

(See Exhibit D)

After nearly a full page of the Proponent's describing his side of his termination from IBM and his fruitless attempts for reinstatement, including his view of IBM's:

> "PERSECUTION OF US IN EXTREMIS INHERENT TO IBM's REIGN OF TERROR, LEGACY OF TYRANNY!, CONSPIRED PERPETRATIONS AGAINST US BY WICKED WATSON, EGREGIOUSLY PERPETUATED AGAINST US....",

the Proponent concluded his letter, somewhat incredibly, by stating:

"WILL YOU PLEASE RIGHT IBM's WRONGS? WE DESERVE REINSTATEMENT - CLOSURE. N.B. PLEASE ADVISE US THE AMOUNT OF OUR ACCRUED PENSION - 48 YEARS."

(See Exhibit D)

This letter, like all the others, was unsolicited, and is wholly outside of the annual proxy statement process. However, it is valuable because it provides us with a fresh view from the Proponent of his long-standing personal grievance with IBM. More importantly, the Proponent's letter also provides us with a clear and direct linkage between the Proponent's own history, his personal grievances with IBM, and his habitual filing of stockholder proposals with the IBM Secretary's office. In this connection, in the penultimate paragraph of his letter -- immediately before the Proponent's request for reinstatement -- the Proponent refers directly to his many stockholder proposals; in the Proponent's unique parlance, the **"IA PETITIONS PRO PATRIA AMERICA!"**

The Proponent notes his view that his grievance-related stockholder proposals are all valid and that we have been unlawfully suppressing them.

"THE PREMISES-CLAIMS, CHARGES AGAINST IBM OF OUR BONA FIDE **IA PETITIONS FOR PRO PATRIA AMERICA!** ARE FACTUAL, OF EMINENT LEGAL MERIT -- BASED IN CONSTITUTION LAW, INTER ALIOS, HAVE NOT, CANNOT BE REFUTED BY IBM, DESPITE IBM's UNLAWFUL CONDUCT IN SUPPRESSING - MALIGNANT MISPRISION SAID PETITIONS."

(See Exhibit D)

The Proponent's linkage of his PRO PATRIA AMERICA! stockholder proposals to his long-standing personal grievances with IBM cannot be more obvious. In one document, we can see the entire picture. A disgruntled ex-employee who continues to seek reinstatement, and who continues to file stockholder proposals because we won't reinstate him. Were it not already evident from the Proponent's long-standing history with IBM, as set forth in the undersigned's letters to the staff, the Proponent has now, on his own, linked his own personal grievances with IBM to his ongoing filing of stockholder proposals. Since we will not reinstate him, given his history, it is likely that the Proponent will continue his own personal crusade against IBM for terminating him in 1970 and not reinstating him, but we continue to maintain that the 14a-8 process should not be a part of the Proponent's arsenal going forward.

But this is hardly new news. See International Business Machines Corporation (February 5, 1980), *infra*. In addition, by way of recent comparison, we received many other letters from the Proponent over the years. In 2001, he sent us a similar letter, attached as Exhibit H to IBM's no-action request letter dated November 19, 2001. The Proponent's personal grievances, found in such other interim correspondences, have clearly not abated. In IBM's 2000 submission to the SEC, the Company also cited an April 8, 1999 letter from the Proponent. After lambasting the Company's former chairman and the board, in another reference to himself and his personal situation, the Proponent noted that:

> **"We suffer 40 years + IBM criminally inflicted injury, fraud, deprivation of our rights, persecution in extremis at the bloody hands of venal, evil IBM for our adherence to principles "Beliefs," dedication to imperative duty in the service, defense of America!"**
>
> (See Exhibit I to IBM's no-action request letter dated November 19, 2001-penultimate paragraph)

Were this not enough, these correspondences can also be compared to the May 9, 2001 letter we received from the Proponent complaining about his own personal situation on how he was wrongfully fired from IBM and not reinstated. (See Exhibit H to IBM no-action request letter dated November 19, 2001) For example, the May 9, 2001 correspondence -- a six page submission with attachments -- the Proponent stated, in the fifth paragraph of the first page:

ALAS, VIRULENTLY VENAL IBM, ab initio CONTINUUM, PERSISTS IN IBM'S DELIBERATE, DIABOLICALLY OPPOSED TO MANIFEST TRUTH & REASON, DERELICTION OF IBM'S IMPERATIVE FIDUCIARY DUTIES, i.e., IBM PERPETUATES THE ENORMOUS WICKEDNESS OF WATSON IBM'S BRUTAL BREACH OF LEGALLY BINDING FEDERAL - IBM CONTRACTS, IBM 'BELIEFS' - CONTRACTS IBM WITH MY FAMILY & ME.

N.B. WIDELY KNOWN TO IBM LINE, EXECUTIVE, SENIOR MANAGEMENT AS MATTERS OF FACT AND IBM'S OFFICIAL LEGALLY DOCUMENTED & IBM AUTHORITATIVELY VALIDATED RECORDS IN THE CHAIRMEN, BOARDS' POSSESSION AND KNOWLEDGE, ***MISCREANT IBM MANAGEMENT CRIMINALLY BURNED MY BRAIN THEN BUSTED MY BUTT***[4]

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[4]Similar language can be found in the cover letter to the Proponent's 1998 Proposal: "IBM BARRATROUS BLOODY BUGGERS CRIMINALLY BURNED MY BRAIN, MISCREANTLY BUSTED OUR BUTT, HARASSED, THREATENED, "FIRED," ROB US OF OUR RIGHTS,

-- ON THE U.S.A.F. B-52 BOMBER & NASA MANNED FLIGHT (e.g. SATURN) PROGRAMS - SERVICE CONNECTED DISABILITY - ROBBED US OF ALL OUR RIGHTS, RESOURCES RECOURSE TO CONSTITUTIONAL "GUARANTEED, UNALIENABLE RIGHTS," RAVAGED OUR LIVES AND WRONGFULLY FIRED US FOR OUR DUTIFUL PERSEVERANCE TO PRINCIPLES, ETHICS RULE OF LAW REQUIRED REFUSAL OF CHAIRS' COERCIVE ULTIMATUM TO GO ALONG WITH, OR BE FIRED BY IBM'S VENAL M.O.B.I.A. IBM'S INIQUITOUS BOONDOGGLE MANAGEMENT'S MALIGNANT MISPRISION OF BARRATRY, INSATIABLE ARROGATION - COESSENTIALLY, "IBM'S UNLAWFUL PREDATORY MONOPOLY (U.S.D.O.J.). THE CHAIR'S RUTHLESS ULTIMATUM WAS ILLEGAL. **AS CHAIR KNEW, IBM DID THE CRIMES, WE - IBM'S VICTIMS - WERE FORCED BY THE CHAIR TO SUFFER LIFETIMES FOR MISCREANT IBM'S CRIMES!**

(See Exhibit H to IBM's no-action request letter dated November 19, 2001 page 1 of 6)(emphasis added)

It is clear that the issues raised in the Proponent's most recent letters are also the very same ones contained in many of his earlier correspondences. The Proponent remains enraged at IBM because he was fired by the Company so many years ago, and he continues to misuse the shareholder proposal process to get back at the Company, sometimes writing letters to the staff without copying the undersigned, as I have requested him to do each year.

Anyone already familiar with the Proponent's history with IBM, or who reads through the undersigned's December 5, 1994, November 30, 1997, December 6, 2000, November 19, 2001 and December 16, 2002 letters to the Commission regarding such history, can also see that absolutely nothing has changed between the Proponent and the Company. Moreover, it is crystal clear that the Proponent is again merely attempting to twist and misuse the stockholder proposal process to advance his own, self-serving personal ends. This is a gross misuse of the stockholder proposal process, and a waste of time for both the Company as well as the staff of the Division of Corporation Finance.

Each of the other letters written by the Proponent over the years -- which have been included in earlier filings with the Commission -- also make abundantly clear that the Proponent, in his own mind, has never evened the score with the Company. The Proponent, through the attempted misuse of the shareholder proposal process, is once again attempting to hold current IBM management accountable for his termination from the Company in 1970, and is once again attempting to employ the shareholder proposal process to air his personal grievances.

The staff is also painfully aware of this tortured history. As far back as the Division's letter to the Company **dated February 5, 1980**, *which letter also addressed this very Proponent,* the Division's recognition of misuse of the

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(Footnote Continued)

RESOURCE, RECOURSE, PERSECUTE US IN EXTREMIS BECAUSE WE PERSIST IN ADHERENCE TO PRINCIPLES, ETHICS, CONTRACTS/"BELIEFS", PRO PATRIA AMERICA! (See Exhibit G to IBM's no-action request letter dated November 19, 2001, page 2 of 9).

shareholder proposal procedure by this disgruntled former employee was clearly articulated. The staff's no-action letter stated:

> After consideration of the information contained in your letter and the exhibit thereto, this Division believes that there may be some basis for your view that the proposal may be omitted in reliance upon Rule 14a-8(c)(4). **In the Division's view, despite the fact that the proposal is drafted in such a way that it may relate to matters which may be of general interest to all shareholders, it appears that the proponent is using the proposal as one of many tactics designed to redress an existing personal grievance against the Company**. (emphasis added)

International Business Machines Corporation (February 5, 1980)

These words again ring true as it applies to the instant Proponent and this year's Proposal, almost **twenty-three** years (and at least **13** stockholder proposals) later.

The Commission long ago established that the purpose of the stockholder proposal process is "to place stockholders in a position to bring before their fellow stockholders matters of concern to them as stockholders in such corporation." Release 34-3638 (January 3, 1945). The purpose of current Rule 14a-8(i)(4) is to allow companies to exclude proposals that involve disputes that are not of interest to stockholders in general. The provision was developed "because the Commission does not believe that an issuer's proxy materials are a proper forum for airing personal claims or grievances." Release 34-12999 (November 22, 1976). In this connection, the Commission has consistently taken the position, see Proposed Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Exchange Act Release No. 34-19135 (October 14, 1982), that Rule 14a-8(i)(4) is intended to provide a means for shareholders to communicate on matters of interest to them as shareholders. In discussing the predecessor Rule [Rule 14a-8(c)(4)], the Commission stated:

> It is not intended to provide a means for a person to air or remedy some personal claim or grievance or to further some personal interest. **Such use of the security holder proposal procedures is an abuse of the security holder proposal process, and the cost and time involved in dealing with these situations do a disservice to the interests of the issuer and its security holders at large.**

See Exchange Act Release No. 19135 (October 14, 1982).

It is by now clear beyond peradventure that the Proponent's personal grievances, however styled and in whatever format, are of no interest to IBM stockholders at large.

In this vein, the Commission has recognized that where: (i) a proponent has a long-standing history of confrontation with a company, and (ii) that history is indicative of a personal claim or grievance within the meaning of Rule 14a-8(i)(4) [and its predecessor Rule 14a-8(c)(4)], a proposal may be excludable on this ground even though, on its face, it does not reveal the underlying dispute or grievance. See The Southern Company (January 23, 2003); International Business Machines Corporation (December 18, 2002); Burlington Northern

Santa Fe Corporation (February 5, 1999)(proposals relating to company's operations properly excluded as personal grievance); International Business Machines Corporation (November 17, 1995)(disgruntled former employee); Pfizer, Inc. (January 31, 1995)(disgruntled former employee); International Business Machines Corporation (December 29, 1994); International Business Machines Corporation (December 22, 1994)(involving the instant, disgruntled former employee); Cabot Corporation (November 4, 1994; November 29, 1993; December 3, 1992; November 15, 1991; September 13, 1990; November 24, 1989; November 9, 1988, and October 30, 1985). In its 1994 no-action letter to Cabot Corporation, the staff specifically permitted Cabot to apply its response to any future submissions to Cabot of a same or similar proposal by the proponent. See also Unocal Corporation (March 30, 2000)(recent grant of Cabot type relief under Rule 14a-8(i)(4)); International Business Machines Corporation (November 22, 1995 and December 29, 1994)(in two separate letters regarding separate proponents staff permitted both responses to apply to any future submissions to the Company of a same or similar proposal by same proponents); Texaco, Inc. (February 15, 1994)(Staff also permitted Texaco to apply personal grievance ruling to any future submissions of the same or similar proposals by the same shareholder). The same result should apply here.

The staff has often utilized the personal grievance exclusion to omit proposals in cases where the stockholders were using proposals as a tactic to redress a personal grievance against the Company notwithstanding that the proposals were drafted in such a manner that they could be read to relate to matters of general interest to all shareholders. See Southern Company (February 12, 1999); Pyramid Technology Corporation (November 4, 1994)("the proposal, while drafted to address a specific consideration, appears to be on in a series of steps relating to the long-standing grievance against the company by the proponent); Texaco, Inc. (February 15, 1994 and March 18, 1993); Sigma-Aldrich Corporation (March 4, 1994); McDonald's Corporation (March 23, 1992); American Telephone & Telegraph Company (January 2, 1980). Since the shareholder proposal process is not intended to be used to air or rectify personal grievances, we continue to believe Rule 14a-8(i)(4) provides a fully adequate basis in this case for omitting the instant Proposal from the proxy materials for the Company's 2004 Annual Meeting. The Company therefore respectfully requests that no enforcement action be recommended if it excludes the Proposal pursuant to Rule 14a-8(i)(4).

III. THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(i)(3) AS CONTRARY TO THE PROXY RULES, INCLUDING RULE 14a-9, WHICH AMONG OTHER THINGS PROHIBITS VAGUE AND INDEFINITE AS WELL AS FALSE AND MISLEADING STATEMENTS IN PROXY SOLICITING MATERIALS.

Rule 14a-8(i)(3) permits a registrant to exclude a proposal from its proxy statement if the proposal is either vague and indefinite or materially false and misleading. Joseph Schlitz Brewing Company (March 21, 1977). This Proposal is both vague and indefinite as well as materially false and misleading. It is clear only that the Proponent is seeking retribution against IBM. Furthermore, the wealth of unintelligible spin the Proponent has provided -- on events he might be familiar with -- is both vague and indefinite under Rule 14a-8(i)(3) as well as materially false and misleading under Rule 14a-9. Moreover, even if stockholders at large were to otherwise come to know the Proponent and the true circumstances behind the Proposal, the Company reiterates that our proxy statement is not the place for the Proponent to be airing these false and misleading statements, or otherwise venting his frustrations by pointing the finger at others for his own sorry situation. The instant submission exemplifies what Rules 14a-8(i)(3) and 14a-9 are designed to address. In the case of NYC Employees' Retirement System v. Brunswick Corp., 789 F. Supp. 144, 146 (S.D.N.Y. 1992), the court stated: "the Proposal as drafted lacks the clarity required of a proper shareholder proposal. Shareholders are entitled to know precisely the breadth of the proposal on which they are asked to vote." The instant Proposal is similarly infirm. In addition to being in large part vague and unintelligible, like the RESOLVED section, the introductory "WHEREAS" section, together with resolution and the paragraphs following it, together constitute an amalgam of disjointed statements, materially false and misleading accusations against IBM and its management, unattributed and unverifiable references to events known to the Proponent, and other incomprehensible hyperbole. In short, the submission fails to meet the requirements for a stockholder proposal. While the Proponent advances his own obtuse claims in the Proposal as factual in nature, nearly all of it is his opinion, which is not shared by IBM. Moreover, the few statements contained therein which might be factual are unclear to anyone not familiar with the Proponent and his IBM history, as well as woefully incomplete. The Proponent continues to falsely accuse the Company and its directors and officers of illegal conduct and immoral activities, in a manner which is directly violative of Rule 14a-9. In this connection, the Commission has recognized that material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations without factual foundation, may be omitted under Rule 14a-9. See Note (b) to Rule 14a-9. Inasmuch as we understand the Proposal and accompanying correspondence to suggest that the Company, its officers and directors have been engaged in improper, immoral and/or illegal conduct, the "WHEREAS" paragraph, the RESOLVED paragraph, and each of the remaining paragraphs in the document should be stricken in their entirety under Rule 14a-9.

Given all of its multiple infirmities, the Company submits, after having studied the instant Proposal and each of its component pieces, that it is defective, being both vague and indefinite as well as materially false and misleading. Neither the IBM stockholders nor the Company should have to consider this Proposal in any format. The Company therefore submits that the entire submission should be omitted under Rules 14a-8(i)(3) and 14a-9, and respectfully requests that no enforcement action be recommended to the Commission if the Company excludes both the Proposal and the supporting statement on the basis of Rules 14a-8(i)(3) and 14a-9.

. . . .

In summary, for the reasons and on the basis of the authorities cited above, IBM respectfully requests your advice that the Division will not recommend any enforcement action to the Commission if the Proposal is omitted from IBM's proxy materials for the 2004 Annual Meeting. We are sending the Proponent a copy of this letter, thus advising him of our intent to exclude the Proposal from the proxy materials for the 2004 Annual Meeting. If the staff disagrees with the

Company's conclusion that the Proposal may be omitted from its 2004 proxy materials, I request the opportunity to confer with the staff prior to the issuance of your position. If you wish any further information, please call me at 914-499-6148. *If the Proponent elects to file a response to this letter, or initiates any other correspondence on this matter, the Proponent is hereby respectfully requested to provide a copy of any such correspondence to the undersigned.*

Thank you for your attention and consideration in this matter.

Very truly yours,

Stuart S Moskowitz

Stuart S. Moskowitz
Senior Counsel

Enclosures

cc: Mr. Patrick F. Napolitano
622 S.E. Degan Drive
Port St Lucie, FL 34983

Exhibit A

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2004 Proxy Statement pursuant to Rule 14a-8

C:\Documents and Settings\Administrator\My Documents\$user2\DOCS\exhibittabssecletterstockholderproposals.lwp

DANIEL E. O'DONNELL
OFFICE OF THE SECRETARY
INTERNATIONAL BUSINESS MACHINES CORP.
NEW ORCHARD ROAD
ARMONK N.Y. 10504

VIA CERTIFIED MAIL - R[3]
7001 1940 0001 5404 4794

622 S.E. DEGAN DRIVE
PORT ST. LUCIE, FL 34983
Oct. 26, 2003

SUBJECT: PRO PATRIA AMERICA PETITION FOR INDEPENDENT CHAIRMAN, EFFECTIVE CORPORATE GOVERNANCE
REF: PRO PATRIA AMERICA PETITIONS, CONTINUUM, eg "OCT 11, 1994, NOV 6, 1997, SEPARATION OF CEO FROM CHAIR"

MR O'DONNELL,

AXIOM, 1A PETITIONS FOR REDRESS OF GRIEVANCES ARE PERSONAL IMPERATIVE INTRINSIC TO THE FOUNDING CHARTERS SACRED HONOR COVENANT, THEREFORE, PLEASE FIND SUBJECT 1A PRO PATRIA AMERICA / PEREMPTORY PETITION / PROPOSAL ENCLOSED FOR INCLUSION IN THE PROXY MATERIALS FOR THE 2004 IBM STOCKHOLDERS MEETING. N.B. IBM HAS RENDERED ALL 1A PETITIONS INTEGRAL TO ENABLE IBM'S DESTRUCTION OF 1A PETITIONS & PROPONENT.

IRREFUTABLE, THE DIRE NEED - REQUIREMENT IN OUR NATIONS VITAL INTERESTS - FOR THE SEPARATION OF THE CEO POSITION FROM THAT OF THE CHAIRMAN'S POSITION - TO ENSURE AN INDEPENDENT, FULLY COMMITTED TO - AND ACCESSIBLE BY - THE SHAREHOLDERS - EFFECTIVE BOARD CHAIRMAN AND DIRECTORS, WAS CLEARLY EVIDENT, AB INITIO, AND RECOMMENDED IN PROPONENT-RELATOR'S 1A PRO PATRIA PETITIONS TO IBM, et al. AS EXEMPLIFIED IN THE REFERENCED 1994 AND 1997 1A PETITIONS FOR THE DERACINATION OF THE ENTRENCHED IBM EMPOISONED, DOUBLE - CROSS, "BACKSTABBING COERCIVE TO GET ALONG, - QUID PRO QUO - DEMANDING GOING ALONG VENAL GREED CREED - STANDARDS OF IBM'S CORPORATE CULTURAL CRIMINAL FRAUD, INEXPIABLE CRIMES AGAINST GOD AND COUNTRY; COMPILING MISCREANT IBM'S AIDED AND ABETTED PERFIDIOUS PRACTICES OF PERSECUTION IN EXTREMIS AGAINST PROPONENT-RELATOR, AB INITIO, THEREBY ENABLING IBM'S BARRATROUS EVASION OF JUSTICE AND DUE RETRIBUTION, TO VIRULENTLY EXCORIATE, CRUCIFY, SUPPRESS (TORTUROUS MISPRISION) AND DIABOLICALLY DEPREDATE THE SACRED HONOR COVENANT 1A PRO PATRIA - IN DEFENSE OF - AMERICA! PROPONENT RELATOR CRUSADE, LAWFUL, REQUIRED PETITIONS VS. VENAL IBM'S UNAVENGED INEXPIABLE ATROCITIES AGAINST HUMANITY, AMERICA / eg. THE LEAST, BILLION $ FOR BARRATROUS CORPORATE WELFARE ANNUALLY, ie IBM-FED "SWEETHEART - QUID PRO QUO - NO BID, NO LID, BARRATRY - DEALS": ALAS, WOE IS U.S! N.B., IT NECESSARILY FOLLOWS - SEPARATION CEO FROM CHAIR, THAT THE OFFICE OF THE SECRETARY" - A MANAGEMENT COHORT, MAJOR IMPEDIMENT TO HONEST CORPORATE GOVERNANCE, MUST BE REESTABLISHED AS FULLTIME "SECRETARY TO THE BOARD OF DIRECTORS" THAT WOULD SERVE AS A MEANS OF - TRANSPARENCY - PRESENCE, CONTINUITY BETWEEN THE BOARD - COMMITTEE MEETINGS.

BY COPY OF THIS 1A PETITION, THE PROPONENT - RELATOR HEREBY REQUEST THE S.E.C. CHAIRMAN REQUIRE THE S.E.C. STAFF TO OBJECTIVELY, RIGOROUSLY REVIEW <u>ALL</u> OUR 1A PETITIONS SUBMITTED OVER MANY YEARS TO IBM - SEC. FOR EFFICACY, URGENCY, AND TO COORDINATE, AS NECESSARY, WITH "OVERSIGHT BOARD", THE STAFFS OBJECTIVE FINDINGS ALONG WITH THE ENCLOSED INSTANT 1A PETITION, FOR DUE PROCESS REDRESS OF HUMANITY - AMERICA'S GRIEVANCES, & RESTITUTION FOR IBM'S PERPETRATED, PERPETUATED ATROCITIES.

IBM CORPORATE WRONG DOINGS - DETRIMENTAL TO THE GENERAL WELFARE OF THE NATION - HAVE INFRINGED ON, JEOPARDIZED THE PRESIDENTS AUTHORITY TO ADMINISTER FOREIGN POLICY, eg IBM'S DEALINGS WITH FOREIGN GOVERNMENTS; OFFSHORING AMERICAN JOBS, DOLLARS; IMPORTING LOW WAGE WORKERS TO DISPLACE AMERICAN WORKERS CORPORATE SCABBING, etc., SUCH ACTIONS DEMANDING A DETAILED ECONOMIC IMPACT STATEMENT FOR APPROVAL. PREMISED IN PETITIONS.

SINCERELY Patrick J Napolitano

COPIES TO: WITH ENCLOSURE

PRESIDENT GEORGE W. BUSH WHITE HOUSE
WILLIAM DONALDSON, CHAIRMAN, S.E.C.

STOCKHOLDER PRO PATRIA AMERICA PETITIONS FOR CORPORATE-FIDUCIARY DUTY-GOVERNANCE

REF: IA PRO PATRIA AMERICA PETITIONS TO IBM, et al. eg. DTD OCT 11, 1994, NOV. 6, 1997 "INDEPENDENT GOVERNANCE"

WHEREAS: THE AUTOCRATIC CEO-CHAIRMAN POSITION IN PRINCIPLE AND PRACTICE A GRAVE CONFLICT OF INTERESTS, AB INITIO, DOMINATES, DEFORCES BOARD OF DIRECTORS OF LAWFULLY REQUIRED DUE INDEPENDENT DILIGENCE, THEREBY NATURING AND NURTURING - CULTURAL IMPERATIVE, AN IBM ENVIRONMENT OF MALIGNANT DERELICTION OF DIRECTORS' FIDUCIARY DUTIES eg. CONSPIRED FAILURE-REFUSAL TO EXCERCISE DUE DILIGENCE, REDUCES DIRECTORS TO PUPPETS PROFESSING AND PRACTICING A POLICY OF SUBSERVIENCY-ABSOLUTE DEFERENCE-CRONYISM SHIELD - TO WIDELY EVIDENCED, ADMITTED CULPABLE CEO-CHAIRMEN MISMANAGEMENT, DISHONORABLE MALGOVERNANCE DEBACLE AT DEVASTATING - "SPECTRUM OF SACRIFICE" - EXPENSE TO AMERICA, JUSTICE, RULE OF LAW, TRUST, SHAREHOLDER, STAKEHOLDERS, et al. INTERESTS. ERGO,

RESOLVED: THAT THE STOCKHOLDERS OF IBM IN PERSON AND PROXY, HEREBY - IN THE VERY INTEREST OF CORPORATE, HIGH PRINCIPLED, DEDICATED, LAWFUL FIDUCIARY DUTIES OF QUALIFIED INDEPENDENT DIRECTORS - GOVERNANCE, - URGE THE BOARD OF DIRECTORS TO EXCERCISE THEIR IMPERATIVE FIDUCIARY DUTIES BY DECLARING THE BOARD'S DIRECTORS' INDEPENDENCE FROM THE CEO, BY PLEDGING THEIR FIDELITY TO THE COMPANY SHAREHOLDERS, STAKEHOLDERS BY IMMEDIATELY EFFECTUATING THE SEPARATION - INDIVIDUALIZATION - OF THE CHIEF EXECUTIVE OFFICERS' POSITION FROM THAT OF THE CHAIRMEN OF THE BOARD, ie CEO POSITION SPLIT FROM CHAIRMAN POSITION TO ENSURE AN INDEPENDENT, QUALIFIED BOARD CHAIRMAN AND DIRECTORS (N.B. INDEPENDENT = OUTSIDE; CHAIR-CEO, STATUS QUO, "LEAD DIRECTOR" NO GO, CAN'T SERVE TWO MASTERS) UNENCUMBERED BY - FREE FROM - THE CEO'S GRAVE COERCIONS THAT EMPOISON CORPORATE GOVERNANCE.

THE REFERENCED, CONSTITUTIONALLY MANDATED IA PRO PATRIA AMERICA PETITIONS CONTINUUM LIFETIME, INCLUDED HEREIN - AS SUBMITTED, ARBITRARILY PERSECUTED AND REJECTED BY IBM-SEC -, BY REFERENCE, AS EPITOMIZED IN THE INSTANT PETITION, ARE PREMISED ON, INTER ALIA, PEREMPTORY PRINCIPLES, CORRECTIVE ACTIONS, RECURRENCE CONTROL, ABOLITION OF "CORPORATE AMERICA CRIMINAL FRAUD," etc. VIA PRACTICED PRESCRIPTIVE, CODIFIED STANDARDS OF EXCELLENCE BY INDEPENDENT CHAIR, BOARD OF DIRECTORS, eg. (REF) "...INDIVIDUALIZE CEO-CHAIRMAN POSITIONS..." "...INDEPENDENCE REQUIRES SEPARATE CEO-CHAIR, OBJECTIVE PERFORMANCE, APPRAISALS, DETAILED REPORTING. N.B. 1997, PROPONENT CONTINUES TO DEMAND MEETING WITH BOARD."

EXTREMELY ARBITRARY (TYRANNICAL) CULPABLE IBM-FED AIDED & ABETTED, RELENTLESSLY, WRONGFULLY EXCORIATES - CRUCIFIES - SUPPRESSES (CONSPIRED MISPRISION, DELIBERATE DERELICTION OF DUTY, DESTRUCTION OF JUSTICE AND THE BILL OF RIGHTS, etc.) PRO PATRIA AMERICA'S PROPONENT, RELATOR'S IA PETITIONS FOR BEING THE PROPONENTS PERSONAL GRIEVANCES "CRUSADE FOR AMERICA AGAINST ARBITRARY IBM'S HISTORIC CULTURAL IMPERATIVE CRIMINAL FRAUD, INEXPIABLE IBM CRIMES PERPETRATED, PERPETUATED UNAVENGED AGAINST HUMANITY AND AMERICA!

N.B. LAWFUL CORPORATE GOVERNANCE VIGOROUSLY ENCOURAGES (NOT PERSECUTE AS DOES IBM) RELATOR'S IMPERATIVE GOOD FAITH DUTY, AFFORDING TRANSPARENCY TO, ENHANCES GOVERNANCE.

NOTEWELL: THE (SEC) "HIGH POWERED BLUE RIBBON OVERSIGHT COMMISSION ON PUBLIC TRUST EMPANELED AS A RESULT OF THE WIDESPREAD MALIGNANT "CORPORATE AMERICA CRIMINAL FRAUD SCANDALS (WHEREFORE S.E.C.) RECOMMENDED (11-2002) "SPLITTING THE CHAIRMAN AND CEO POST" AS THE REQUIRED CORRECTIVE ACTION - RECURRENCE CONTROL NECESSARY FOR THE ABOLITION OF CORPORATE AMERICA, ENDURING CRIMINAL FRAUD.

THE BLUE RIBBON BOARD VALIDATED PRECISELY PRO PATRIA AMERICA FOR THE SEPARATION OF CEO-CHAIR POSITIONS, OVER EIGHT YEARS AND MANY GIGABUCKS LOST.

NOTEWELL: "...WE (IBM) MIGHT HAVE INADVERTENTLY CONTRIBUTED TO THE SPECTACULAR RISE AND FALL OF THE DOT COMS", "WAVE OF DOT COM HYSTERIA CREST THEN ultimate COLLAPSE DURING 2002 (CEO-CHAIR)". ALAS, INADVERTENCY IS TANTAMOUNT TO MISMANAGEMENT - MALGOVERNANCE, CULPABILITY AUTOCRATIC CEO-CHAIR, CRONY DIRECTORS.

JUST THINK, WHAT MIGHT HAVE BEEN HAD THE S.E.C. APPROVED THE 1994 OR 1997 IA PRO PATRIA AMERICA PETITIONS FOR THE SEPARATION OF CEO AND CHAIR POSITIONS, PERHAPS NO BUBBLE, REDUCED CRIMINAL FRAUD.

Exhibit B

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2004 Proxy Statement pursuant to Rule 14a-8

29 DEC 1994

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: International Business Machines Corporation (the "Company") Incoming letter dated December 5, 1994

The proposal concerns the Company's Board of Directors and annual meetings.

There appears to be some basis for your view that the proposal relates to the redress of a personal claim or grievance or is designed to result in a benefit to the proponent or to further a personal interest, which benefit or interest is not shared with the other security holders at large. Accordingly, the Division will not recommend enforcement action to the Commission if the Company omits the proposal from its proxy materials in reliance on rule 14a-8(c)(4). In reaching a position, the staff has not found it necessary to address the alternative basis for omission upon which the Company relies. This response shall also apply to any future submissions to the Company of a same or similar proposal by the same proponent. The Company's statement under rule 14a-8(d) shall be deemed by the staff to satisfy the Company's future obligations under 14a-8(d) with respect to the same or similar proposals submitted by the same proponent.

Sincerely,

Vincent W. Mathis
Attorney Advisor

Earlier (1994) Proposal

Stockholder's Pro Patria America! Proposal on Corporate Governance

Whereas America's "survival is the first priority," Therefore, Resolved:

The stockholders of IBM in person and proxy hereby recommend that the Chairman terminate the Board of Record for cause, forfeiture all benefits; ensure qualified Board responsible and responsive to America's needs, contract requirements, stockholder's interests; restore reason to the methods and amounts of compensation for qualified directors and officers; remove conflict of interest inherent to independence/responsibility review and affirm clause - amend, provide oversight affidavit; demand full commitment from each director; ensure compliance with IBM's obligations as claimed E.O.E.; individualize CEO-Chair positions, or prohibit board membership to ex CEO-Chairmen; justify annual meetings, extent, location, ensure proceedings thereof will be unaltered, true transcript with proper imprimatur, timely available to All stockholders as essential to the process of knowledgeable stockholders;

Reason: The sitting, ex CEO-Chairmen dominated indemnified Board, pursued self serving agenda. In evidenced dereliction of imperative duty the directors professing and practicing a policy of deference to admitted mismanagement, failed to exercise due diligence, evaded admonitions, ignored entreaties, persisted in failure to amend attitudes, failure to improve and maintain expertise, competency, irresponsibly and wrongfully honoring, cultivating and extortionately rewarding abject failure, for which ethics demand restitution, thereby culpably together with IBM failed management caused the collapse of the company with devastating consequence to America, employees, stockholders, have institutionalized annual tumultuous "onetime" restructurings, dishonored contracts/"beliefs", depleted equity, churn workforce-morale, guilefully hiring while "arbitrary" mass firing fiasco rages, unconscionably in default of E.O.E. Persists in perfidious offshoring of America's jobs, technology, dollars as evidenced by, inter alia, Corporate's espoused malignant "spectrum of sacrifice", "..unbelievable burden..", "Chinese water torture", funding-training foreign entities at dire cost to America!, etc. year after year, inevitably compelling imperative, extensive "Gerstner's war to reform IBM's culture", "His greatest challenge: fundamentally changing IBM's culture", "eradicating many IBM traditions", "without a basic shift in attitudes & behavior, IBM he warns will continue to squander its technology and talent". Being unequivocal admission, denunciation of the enormities of failed management & the Board, validates the imperativeness & urgency of Pro Patria America! proposal. The Chair-Board hinder accessibility to meetings, outcome all issues pre-determined, finalized prior to meeting, Chair-Board in violation of rules of order, reduces to orchestrated stump theatrics, withholds transcript, perpetrates censorship.

STOCKHOLDER'S PRO PATRIOT AMERICAN PROPOSAL ON CORPORATE GOVERNANCE

ARGUMENTUM AD HOMINEM - SEVERAL DIRECTORS RESIGNED.

ANNUAL R&D $6 BILLION, CORPORATE, IGNOMINIOUSLY FAILING CONTRACTS/ "BELIEFS," AMERICAN, EXPLOITING PUBLIC SUBSIDY, INSTIGATED CRUTCH CONSORTIA-ALLIANCES, DOMESTIC: THWART "ENEMY"; PERFIDIOUSLY DECLARING CRASHED IBM U.S. BASED "COMPANY, "GLOBAL", "THE COMPANY'S SURVIVAL IS THE FIRST PRIORITY," "NATIONALISTIC FACTORS ARE SECONDARY PRIORITY", INSTIGATED FOREIGN CONSORTIA, EMBRACED "ENEMY".

CORPORATE PHILOSOPHY-PRACTICES REMAIN FLAWED, PRECEDENTIAL, DETRIMENTAL TO AMERICA - "CONSORTIUM BACKTRACKS ALL AMERICAN PLEDGE" EMBRACES "ENEMY," CORRECTLY CONTENDING "GOOD TECHNOLOGY IS NOT ENOUGH," "IF YOU DON'T HAVE A VIABLE BUSINESS PLAN AND CREDIBLE MANAGEMENT YOU ARE NOT GOING TO SUCCEED WITH JUST TECHNOLOGY." GERSTNER - "AT THE HEART OF THE TURMOIL IS ONE SIMPLE FACT: IBM FAILED TO KEEP PACE WITH SIGNIFICANT CHANGE IN THE INDUSTRY," "WE HAVE BEEN TOO BUREAUCRATIC AND TOO PREOCCUPIED WITH OUR OWN VIEW OF THE WORLD."

Exhibit C

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2004 Proxy Statement pursuant to Rule 14a-8

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 15, 2003

Stuart S. Moskowitz
Senior Counsel
Office of the Vice President
Assistant General Counsel
International Business Machines Corporation
New Orchard Road
Armonk, NY 10504

Re: International Business Machines Corporation
Incoming letter dated December 16, 2002

Dear Mr. Moskowitz:

This is in your response to your letter of December 16, 2002 concerning a shareholder proposal submitted to IBM by Patrick F. Napolitano. Noting that the proposal appears to be similar to the same proponent's proposal in International Business Machines Corporation, December 29, 1994, we believe that the forward-looking relief that we provided in that earlier response is sufficient to address his recent proposal. Accordingly, we believe that a specific no-action response is unnecessary.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

cc: Patrick F. Napolitano
622 S.E. Degan Dr.
Port Saint Lucie, FL 34983

CC:

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

April 8, 2003

Patrick F. Napolitano
622 S.E. Degan Dr.
Port Saint Lucie, FL 34983

Re: International Business Machines Corporation
Incoming letter dated February 17, 2003

Dear Mr. Napolitano:

This is in response to your letter dated February 17, 2003, which included copies of letters dated April 7, 2001, December 28, 2002 and January 24, 2003, concerning the shareholder proposal submitted to IBM by Patrick Napolitano. On January 15, 2003, we expressed the informal view confirming that the proposal appears to be similar to the same proponent's proposal in International Business Machines Corporation, December 29, 1994, and that we believe that the forward-looking relief that we provided in that earlier response is sufficient to address the recent proposal.

After reviewing the information contained in your letters, we find no basis to reconsider our position.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

cc: Stuart S. Moskowitz
Senior Counsel
Office of the Vice President
Assistant General Counsel
International Business Machines Corporation
New Orchard Road
Armonk, NY 10504

Exhibit D

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2004 Proxy Statement pursuant to Rule 14a-8

SAMUEL J. PALMISANO
CEO-CHAIRMAN-IBM CORP.
NEW ORCHARD ROAD
ARMONK, N.Y. 10504

VIA CERTIFIED MAIL-R³
7001 1940 0001 5404 4770

PATRICK F NAPOLITANO
622 SE DEGAN DR
PORT ST LUCIE FL 34983-2721

SEPT. 2, 2003 325221

REF: IA PRO PATRIA AMERICA! PETITIONS, CONTINUUM 35 YRS eg. MAY 12, JULY 4, '03 TO PRES BUSH, IBM PALMISANO, et al.

MR PALMISANO,

BRIEFLY, SIR, FROM THE DEPTHS OF DESPAIR, AN URGENT APPEAL FOR JUSTICE, FREEDOM, OUR LIVES.

IRREFUTABLE, MATTERS OF FACT, AS DOCUMENTED IN IBM CORP'S OFFICIAL RECORDS - 46 YEARS - CONTINUUM, AND ACKNOWLEDGED BY TOP IBM MANAGEMENT, IN THE POSSESSION AND KNOWLEDGE OF IBM CEO-CHAIRS, WATSONS, CONSUBSTANTIAL: COLLUSIVE CRONY SUCCESSORS - C.O.L.A.G. - DIRECTORS - MALIGNANT, MISCREANT MOBIACRATIC MONEY POWERS THAT BETRAY LAWS GOD AND COUNTRY, WHOSE CONSPIRED TYRANNY PERMANENTLY TRAUMATIZED ME ON THE MISCREANT IBM MALMANAGEMENT'S DEATH TRAP THEY DELIBERATELY INSTALLED ON THE U.S.A.F. B-52 BOMBER AIRCRAFT SYSTEM ENVIRONMENTAL TEST FACILITY; A PROGRAM ON WHICH MY PERFORMANCE WON HIGH PRAISE FROM TOP MANAGEMENT - IBM CRIMINALLY SCARRED, SCARED AND SCREWED US FOR DEATH, TO COVER MISCREANT MANAGEMENT'S MISERABLE BUTTS, TERRORIZED US IN EXTREMIS - DENIGRATED US TO IBM WATSONS' VIRULENT, VILE "MEASURED MILE" - IBM MOBIA'S KISS OF DEATH ROW TO FORCE RESIGNATION OR ENDURE IBM CONSPIRED TERMINATION. IBM ASSAULTED, INTIMIDATED, DENIGRATED US, THEN WITHOUT CAUSE AND DEFORCED OF RECOURSE, UNLAWFULLY, WRONGFULLY FIRED US, DISGRACED, SLANDERED, LIBELED US RELENTLESSLY. AUTOCRATIC WATSONS, CRONY C.O.L.A.G. - DIRECTORS VIRULENTLY PERPETRATE AND PERPETUATE UNLAWFUL DIABOLICALLY CONSPIRED INEXPIABLE CRIMES, INFERNAL ATROCITIES AGAINST ME AND MY FAMILY, VIA FACTA, IBM'S EVIL UNLAWFUL, ULTRA VIRES RETALIATION FOR OUR DUTIFUL PERSEVERANCE IN OUR BONA FIDE PRO PATRIA IMPERATIVE DUTIES TO LAWS GOD AND COUNTRY, DILIGENTLY COMBATTING THE VIRULENTLY VENAL IBM CORPORATE CHAIRS' (THRONES) LEGACY OF UNAVENGED INFINITE INEXPIABLE CRIMES - INFERNAL ATROCITIES AGAINST LAWS GOD AND COUNTRY, FOR DIRTY PIECES OF SILVER, ANTE BELLUM, WW II OO.

TRUSTING IN LAWS, GOD AND COUNTRY - OUR CONVICTIONS - AND BELIEVING, TRUSTING COMPLETELY IBM WATSONS, CORPORATE "BELIEFS" - CONTRACTS - PROMISES OF LIFETIME SECURITY - GAINFUL ETHICAL EMPLOYMENT, I REMAINED A DEDICATED, DILIGENT IBM EMPLOYEE; I PUT AMERICA'S INTERESTS AND IBM'S INTEREST ABOVE MY FAMILY'S VITAL INTERESTS, MUCH TO MY UTTER CHAGRIN - A MONUMENTAL MISTAKE, FOR IN THE COURSE OF EVENTS IT BECAME VERY CLEAR THAT IBM CORP WATSONS - C.O.L.A.-G, et al. ARE THE VERY WORST OF THE WORLDS WORST TYRANTS, AND THE SOURCE OF IBM'S EVIL OMNIPOTENT POWER$; IBM'S DIABOLISM OF BARRATRY'S ABSOLUTISM.

AS PRESCRIBED, WE APPEALED - IN VAIN - VIA IBM WATSON'S HYPED "OPEN DOOR" POLICY. WE THEN APPEALED TO WATSONS' - C.O.L.A.-G. - DIRECTORS CULPABLE CO-CONSPIRATORS DIABOLICALLY PROTECTING, PERPETUATING IBM WATSONS' INEXPIABLE CRIMES - ATROCITIES AGAINST HUMANITY US AMERICA, WITH HUBRIS OF AUTOCRACY DECLARED "WATSONS' DECISIONS RIGHT OR WRONG ARE FINAL! NOBODY OVERTURNS WATSON! NEVER!" ALAS, "NEVER!" BY CRONY C.O.L.A.-G (et tu P?) - DIRECTORS, et al - ABJECT DEMONOLATRY - AND ESPECIALLY "NEVER!" BY WATSONS' "IBM FLUMMOXED GOVERNMENT". ALAS, BEHIND EVIL IBM WATSONS' TREACHEROUS "OPEN-TRAP-DOOR", VIRULENT, TYRANNICAL CLOSED MIND(S) LIES AND LIES THE ABYSS WHERE JUSTICE, TRUTH, TRUST, HUMANITY DIES! IBM FORTE - DESTRUCTION OF JUSTICE - REIGN OF TERROR.

EVIL WATSONS' IBM - BETRAYED US, DESTROYED OUR LIVES, OUR RIGHTS TO FREEDOM FROM TYRANNY, FEAR, TERRORISM AB EXTRA / AB INTRA eg. IBM, DEFORCED ENTIRELY OF OUR RIGHTS TO RECOURSE - "ACCESS" - TO "HONEST GOVERNMENT SERVICES", ie. OFFICIALS SWORN OATH DUTIES TO DEFEND OUR CONSTITUTIONALLY GUARANTEED - "UNALIENABLE RIGHTS" TO DUE PROCESS, EQUAL PROTECTION OF LAWS, HABEAS CORPUS, REDRESS OF GRIEVANCES - FORUMS - SUPPRESSED, SUCH BEING THE CAUSE OF OUR SUFFERING, SACRIFICING SUPREMELY LIFETIMES INVOLUNTARY SERVITUDE - DEFORCED HABEAS CORPUS - TO THE DEVASTATING INEXPIABLE CRIMES, PERSECUTION OF US, IN EXTREMIS INHERENT TO IBM'S REIGN OF TERROR, LEGACY OF TYRANNY!, CONSPIRED PERPETRATIONS AGAINST US BY WICKED WATSON, EGREGIOUSLY PERPETUATED AGAINST US BY C.O.L.A.-G.

THE PREMISES - CLAIMS, CHARGES AGAINST IBM - OF OUR BONAFIDE IA PETITIONS PRO PATRIA AMERICA! ARE FACTUAL, OF EMINENT LEGAL MERIT - BASED IN CONSTITUTION LAW, INTER ALIOS, HAVE NOT, CANNOT BE REFUTED BY IBM, DESPITE IBM'S UNLAWFUL CONDUCT IN SUPPRESSING - MALIGNANT MISPRISION - SAID PETITIONS.

SIR, WE APPEAL TO YOU FOR JUSTICE, OUR FREEDOM, OUR LIVES. WILL YOU PLEASE RIGHT IBM'S WRONGS? WE DESERVE REINSTATEMENT - CLOSURE. N.B. PLEASE ADVISE US THE AMOUNT OF OUR ACCRUED PENSION - 48 YEARS. YOUR IMMEDIATE REPLY IS REQUESTED. THANK YOU

SINCERELY, Patrick F. Napolitano

COPY: PRES. GEORGE W BUSH - WHITEHOUSE

ATTACHMENT - "REVIVING NASA" "SAFETY..." 1 OF 2

ATTACHMENT-IBM PALMISANO SEPT 2, 2003

NASA safety solution may take extreme measures

By Marcia Dunn AUG 31, 2003
The Associated Press

WASHINGTON — With NASA under orders to fix its safety culture in the wake of the Columbia tragedy, industrial psychologists and management wizards say extreme measures may be needed: a purge at the top, the return of Apollo-era decision-makers, possibly even a new name.

"It's a bad enough problem that you start to wonder if they ... need to have their name changed, like WorldCom and MCI," said Jeffrey Sonnenfeld, associate dean for executive programs at the Yale School of Management. "For sure, all the top brass at NASA should be reviewed."

The Columbia accident investigators are giving NASA months, if not years, to change the deeply rooted culture that led not only to the destruction of Columbia and the deaths of seven astronauts on Feb. 1, but also to the loss of Challenger and seven astronauts 17 years earlier.

In both cases, engineers were too afraid to speak out to managers about technical concerns, and managers driven by scheduling pressures made deadly decisions regarding foam and, in the case of Challenger, O-rings.



O'Keefe

NASA Administrator Sean O'Keefe promises to implement all 29 technical and organizational recommendations issued by the Columbia Accident Investigation Board last Tuesday and insists culture changes will begin at the top with him and his staff.

Deborah Lipman Slobodnik, co-founder and manager of Options for Change in Reading, Mass., thinks O'Keefe is part of the problem. She would immediately replace him and his staff with people "who really get it."

"He's not part of a new moving-forward vision of safety and how things are going to operate, he's really looking at cost cutting, and cost cutting was part of the old regime," Slobodnik said.

Boston College sociologist Diane Vaughan, author of the 1996 book "The Challenger Launch Decision," is also pessimistic but believes ditching O'Keefe at this point would be a mistake.

"If you replace the leader, it gives the idea that you change the cast of characters, you've fixed the system, and it obscures all the problems in the system," Vaughan said. "You really want the system to be fixed."

To have insisted on a cultural transformation at NASA before space shuttle flights resume almost certainly would have resulted in cosmetic changes, said retired Navy Adm. Harold Gehman Jr., the investigation board's chairman.

He added: "It's going to take both organizational change and strong leadership to change the culture, and NASA's going to have to have some help from Congress and the White House — and even then it will be hard. But it can be done."

AUG 28 2003

Reviving NASA

Let's put proper safeguards in place, resume American space program

The board investigating the loss of the shuttle Columb has issued a tough, highly critical report that NASA mu meticulously heed if our limping space program is to go on

The instant cause of the re-entry breakup, as has bee well-documented, was a fatal breach of the leading edge the left wing on launch.

But, the board found, it was not "an anomalous, rando event"; in other words, due to institutional managemen failings, the shuttle was an accident waiting to happen — not from this, from something else.

Management leading up to and during Columbia's fin flight "reflect[s] missed opportunities, blocked or ineffectiv communication channels, flawed analysis and ineffectiv leadership," said the board. Even so, the seven astronau might still have been saved had a NASA official not blocke underlings' requests for satellite photos of the wing whi the shuttle was still in orbit.

Perhaps the most disheartening aspect of the report i that it duplicates many of the same findings of an investig tion into the 1986 loss of the shuttle Challenger. Without ir tense and unsparing independent oversight — which th Columbia board recommends — NASA lapsed into its ol way of doing things: get along by going along and don make waves.

Absent fundamental and lasting reform, the board sai "the scene is set for another accident."

In fairness to NASA, the board said the agency had bee pressured by Congress and the White House to do mor with less and meet unrealistic deadlines to avoid furthe budget cuts. This suggests a broader change that the Colum bia board didn't touch on: A renewed national commitmen to space exploration of the kind that put the first America in space in 1961 and men on the moon by 1969. Congres could underscore that commitment by funding the desig and construction of a successor to the aging shuttles.

The board made 29 specific recommendations, an NASA administrator Sean O'Keefe has pledged to imple ment all of them. Perhaps the most important are thos aimed at cracking a culture of complacency: three powerfu and independent offices within NASA to monitor eng neering standards, safety, and quality control.

Congress should act so that the investigation board an its chairman, the extremely capable Harold Gehman, can re main on duty to ensure that its recommendations really ar implemented.

The board found "nothing inherently unsafe" about th shuttles, meaning that with proper safeguards the mission can resume.

With the board's 248-page report in hand, the questio naturally arises: Where do we go from here? And the na tional answer should be: Back into space.

WHILE EMPLOYED AT IBM ON THE SATURN PROGRAM, THE U.S.A.F. B-52 BOMBER PROGRAM, etal, I DUTIFULLY, ETHICALLY CONFRONTED, CHALLENGED INIQUITOUS IBM MISCREANT MANAGEMENTS UNLAWFUL, DELIBERATE DERELICTION OF IBM'S IMPERATIVE DUTIES, EGREGIOUS VIOLATIONS OF CONTRACTS-LAWS, eg FALSE CLAIMS ACT-CORPORATE MANAGEMENT FRAUD, E TORTION OF IBM-FED SWEETHEART-QUEANDOM BARRATRY-DEALS, ABSOLUTISTS' REIGN OF TYRANNY TRANSCENDIN ie, DESECRATION-ANNIHILATION OF THE FOUNDING CHARTERS TO AWARD IBM'S BLOODY BOTTOM LINE. I PROTESTE VIA CHANNELS TO CEO-CHAIR MISCREANT, HIS ULTIMATUM "ITS IBM'S UNLAWFUL PREDATORY MONOPOLY WAY OR